July 12, 2005

William Friar
Senior Financial Analyst
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	MRU Holdings, Inc.
Registration Statement on Form SB-2 filed March 22, 2005 as amended by Pre-Effective
Amendment No. 1 to Form SB-2 filed July 13, 2005
File No. 333-123503

Dear Mr. Friar:

MRU Holdings, Inc. (the “Company”) has filed a Registration Statement on Form SB-2 and is requesting acceleration of the effective date. The Company acknowledges the following:

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The disclosure in the filing is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the “Commission”) that should the Commission, or its staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The Company further acknowledges, that the action of the Commission, or its staff acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

In accordance with Rule 461 of the Securities Act of 1933, as amended, the undersigned, on behalf of the Company, hereby respectfully requests that the above-referenced Registration Statement be declared effective at 9:30 a.m., Eastern Time on July 18, 2005 or as soon thereafter as practicable.

Thank you for your assistance.

Sincerely,

/s/ Louis W. Zehil
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Louis W. Zehil
Secretary